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                                                                      EXHIBIT 5

                    [LETTERHEAD OF CRAVATH, SWAINE & MOORE]


                                                                 April 24, 1995

                  NATIONAL HEALTH LABORATORIES HOLDINGS INC.
                MERGER WITH ROCHE BIOMEDICAL LABORATORIES, INC.

Dear Sirs:

  We have acted as special counsel for National Health Laboratories Holdings Inc., a Delaware corporation ("NHL"), in connection with the Agreement and Plan of Merger dated as of December 13, 1994 (the "Merger Agreement"), among NHL, HLR Holdings Inc., a Delaware corporation ("HLR"), Roche Biomedical Laboratories, Inc., a New Jersey corporation ("RBL"), and (for the purposes specified therein) Hoffmann-La Roche Inc., a New Jersey corporation ("Roche"), providing for, among other things, the merger of RBL with and into NHL (the "Merger"). NHL will be the surviving corporation in the Merger (the "Surviving Corporation"). Pursuant to the Merger Agreement, each outstanding share of common stock, par value $0.01 per share, of NHL ("NHL Common Stock") (other than shares of NHL Common Stock owned by RBL, HLR or any subsidiary of RBL or HLR and other than shares held by stockholders who exercise their appraisal rights) will be converted (the "NHL Share Conversion"), upon the effectiveness of the Merger (the "Effective Time"), into (i) 0.72 of a share of NHL Common Stock and (ii) the right to receive $5.60 in cash, without interest. In addition, all shares of common stock, no par value, of RBL issued and outstanding immediately prior to the Effective Time (other than treasury shares, which will be canceled) will be converted (the "RBL Share Conversion") into, and become, that number of newly issued shares of NHL Common Stock as would, in the aggregate and after giving effect to the Merger and the NHL Common Stock owned by HLR, RBL and their subsidiaries immediately prior to the Effective Time, equal 49.9% of the total number of shares of NHL Common Stock outstanding immediately after the Effective Time (after giving effect to the issuance of NHL Common Stock in respect of the NHL employee stock options to be canceled in connection with the Merger).

  In connection with the Merger, NHL intends to declare a dividend (the "Warrant Distribution"), payable to holders of record of shares of NHL Common Stock as of April 21, 1995, consisting of 0.16308 of a warrant per outstanding share of NHL Common Stock, each such warrant (a "Dividend Warrant", and together with the Roche Warrants (as defined below), the "Warrants") representing the right to purchase one newly issued share of NHL Common Stock for $22.00 (subject to adjustments) on the fifth anniversary of the issuance of the Warrant. In addition, the Merger Agreement provides for the issuance to and purchase by Roche, for a purchase price of $51,048,900 (the "Roche Warrant Consideration") of 8,325,000 Warrants to purchase shares of NHL Common Stock (the "Roche Warrants"), which Roche Warrants will have the terms described in the preceding sentence.
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  We have examined such corporate records, certificates and other documents as we have considered necessary or appropriate for the purposes of this opinion. In such examination, we have assumed the genuineness of all signatures and the authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as copies. We have relied, to the extent that we deemed such reliance proper, upon certificates of public officials with respect to the accuracy of material factual matters contained therein which were not independently established.

  Based on such examination, we are of opinion that:

    1. The issuance of the shares of NHL Common Stock to be issued in the NHL Share Conversion and in respect of the NHL employee stock options that are being canceled in the Merger has been duly authorized by all necessary corporate action on the part of NHL (subject to the approval and adoption of the Merger Agreement at the special meeting of stockholders of NHL to be held on April 28, 1995), and, when issued upon the effectiveness of the Merger in accordance with the Merger Agreement, will be legally issued, fully paid and nonassessable.

    2. The Roche Warrants have been duly authorized by all necessary corporate action on the part of NHL, and upon the declaration of the Warrant Distribution, the Dividend Warrants will have been duly authorized by all necessary corporate action on the part of NHL, and (assuming such authorization, in the case of the Dividend Warrants) when certificates therefor have been duly executed, countersigned by the Warrant Agent and delivered in accordance with the Warrant Agreement, the Warrants will constitute valid and binding obligations of NHL, entitled to the benefits of the Warrant Agreement and enforceable against NHL in accordance with their terms (subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws affecting creditors' rights generally from time to time in effect and subject, as to enforceability, to general principles of equity, regardless of whether such enforceability is considered in a proceeding in equity or at law).

    3. The shares of NHL Common Stock issuable upon the exercise of the Warrants have been duly authorized by all necessary corporate action on the part of NHL and, when issued and delivered upon such exercise in accordance with the Warrant Agreement (including upon payment of the applicable exercise price), assuming that prior to or concurrently with such issuance a portion of such exercise price in an amount at least equal to the aggregate par value of such shares is allocated to the capital account of NHL, will be validly issued, fully paid and nonassessable shares of NHL Common Stock.

  We hereby consent to the inclusion of this opinion as an exhibit to the registration statement filed with the Securities and Exchange Commission with respect to the NHL Share Conversion and the Warrant Distribution and the resale of certain shares of NHL Common Stock to be received in the Merger and certain Warrants to be received in the Warrant Distribution and consent to the reference to this opinion under the heading "Legal Matters" in said registration statement and in the Proxy Statement/Prospectus and resale Prospectus included therein.

                                          Very truly yours,

                                          Cravath, Swaine & Moore

National Health Laboratories
Holdings Inc.
 4225 Executive Square, Suite 805
  La Jolla, CA 92037